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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


FORM U-9C-3


QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Calendar Quarter Ended March 31, 1999


Consolidated Natural Gas Company
(Name of registered holding company)


CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199
(Address of principal executive offices





Table of Contents

												Page
												____

Item 1.  Organization Chart							  2

Item 2.  Issuance and Renewals of Securities
           and Capital Contributions					  2

Item 3.  Associate Transactions						  3

Item 4.  Summary of Aggregate Investment				  4

Item 5.  Other Investments							  5

Item 6.  Financial Statements and Exhibits				  5


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ITEM 1 - ORGANIZATION CHART

    Name of       Energy or    Date of    State of    %of voting   Nature
   Reporting     Gas Related   Organiz-   Incorpor-   Securities     of
    Company        Company      ation       ation        Held     Business
   _________     ___________   ________   _________   __________  ________

Consolidated
Natural Gas
Company ("CNG")

CNG Field		  Gas Related	 03/23/77   Delaware       100%       (a)
Services
Company
("Field
Services")

(a) Field Services, formerly CNG Storage Service Company, was originally formed to engage in the business of providing natural gas storage facilities and services and other activities related to the operations and functions of a full service gas storage business. See HCAR No. 25311, dated May 13, 1991. Field Services in July of 1998 entered into activities involving Appalachian natural gas supply, including the administration of supply contracts transferred from CNG Energy Services Corporation, a former subsidiary of CNG.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company		     Company
Contributing	     Receiving		         Type and Amount of
Capital		     Capital 			    Capital Infusion
____________        _________               __________________

   (b)


(b) Field Services participates in the CNG System Money Pool ("Money Pool"). During the calendar quarter, Field Services contributed $31,207,000 to, and withdrew $19,735,000 from, the Money Pool. It had a balance of $8,994,000 in the Money Pool at March 31, 1999. Additionally, as of March 31, 1999 there were outstanding $14,718,000 in CNG guarantees of Field Services obligations.



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ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies


Reporting   Associate
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      or        Amount
Service     Service     Rendered   Charged   Charged    Capital   Billed
_________   _________   ________   _______   ________   _______   ______

None(c)



(c) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported hereunder.


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies(d)


Associate   Reporting
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      of        Amount
Services    Service     Rendered   Charged   Charged    Capital   Billed
_________   _________   ________   ________  ________   _______   ________
CNG Trans-  Field       Adminis-   $162,969                       $162,969
mission     Services    trative
Corporation




(d) CNG Storage Service Company in 1991 had entered into standard at-cost service agreements with Consolidated Natural Gas Service Company, Inc. Information with respect to transactions under such agreement is not provided in this report, but is provided by Form U-13-60.


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ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies (in thousands):

	Total consolidated capitalization as
	  of March 31, 1999                        $3,868,127          Line 1

	Total capitalization multiplied by 15%
	   (Line 1 multiplied by 0.15)                580,219          Line 2

	Greater of $50 million or line 2              580,219          Line 3

Total current aggregate investment:
   (categorized by major line of
    energy-related business)                    None           Line 4

Difference between the greater of $50
million or 15% of capitalization and
the total aggregate investment of the
registered holding system
(line 3 less line 4)                          580,219


Investments in gas-related companies
  (in thousands):

	Total current aggregate investment:
	   (categorized by major line of
	    gas-related business)

	   Gas sales and storage services          $   21,063
	                                           ==========











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ITEM 5 - OTHER INVESTMENTS


Major Line of      Other Invest-     Other Invest-     Reason for
Energy-Related     ment in Last      ment in this      Difference in
Business           U-9C-3 Report     U-9C-3 Report     Other Investment
______________     _____________     _____________     ________________

None


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A. Financial Statements

	Balance sheet as of March 31, 1999 and income statements for the three months ending March 31, 1999 of Field Services.
	(Filed under confidential treatment pursuant to Rule 104(b))


B. Exhibits

	A copy of the service agreement, dated May 22, 1991, between CNG Storage Service Company and CNG Transmission Corporation is attached hereto as Exhibit A.

	The certificate as to filing with interested state commissions is attached hereto as Exhibit B.














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SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

								CONSOLIDATED NATURAL GAS COMPANY


								By: N. F. Chandler
								    Assistant Secretary

May 28, 1999


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												Exhibit A


May 22, 1991


CNG Storage Service Company
445 West Main Street
Clarksburg, West Virginia  26301

Attention:  W. A. Fox
            Vice President

Gentlemen:

CNG Storage Service ("Storage Company") expects to become active in the Appalachian operating area of CNG Transmission Corporation's ("Transmission Corporation"), particularly in the purchasing of natural gas for use as base gas in the North Summit Storage Pool located in Fayette County, Pennsylvania. Because these new operations in Appalachia will, or may, require certain services not available through the use of its own personnel, Storage Company has requested that Transmission Corporation provide it with certain services which it may from time to time require in the conduct of its Apalachian business. Transmission Corporation has agreed to provide such services to Storage Company, upon the terms and conditions hereinafter provided.

	Accordingly, in consideration of the mutual promises herein contained, Storage Company and Transmission Corporation agree as follows:

	1. Upon oral or written request by Storage Company, Transmission Corporation will provide such operating, administrative, legal, engineering, purchasing, and related services as are deemed necessary or desirable. In so doing, Transmission Corporation may arrange for and provide the services of its own qualified personnel or it may, after consultation with Storage Company, arrange for and provide the services of such qualified, non-affiliated personnel as Transmission Corporation, in its own opinion, deems necessary or appropriate.

	2. All services rendered under and in accordance with this agreement shall be provided at cost. The cost of rendering such services shall include: (1) a portion of the salaries and wages of employees of the Engineering and Operations Services, Field Operations and other departments of Transmission Corporation determined according to the time


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devoted by such employees to the performance of services hereunder for
Storage Company; (2) the costs of employee benefits, payroll taxes and compensated absences attributable to salaries and wages directly billed under (1) above, as determined in accordance with Transmission Corporation's Treasury Department Memorandum entitled "Labor Additives and Administrative Overhead Percentages Applied to Billing Jobs" ("Memorandum"), as revised from time to time; (3) all other out-of-pocket operating costs, including expenses incurred by Transmission Corporation or its employees in connection with the performance of services under this agreement; (4) the actual costs of materials and supplies furnished by Transmission Corporation in connection with the performance of services under this agreement; (5) the costs of supervision of field employees, as determined in accordance with the Memorandum; and (6) administrative and general costs attributable to services performed under this agreement (including reasonable amounts for general office maintenance and depreciation, amortization, return and related taxes on Transmission Corporation's general plant investment), determined in accordance with the Memorandum.

3. Transmission Corporation shall render monthly statements to Storage Company for services supplied or to be supplied to Storage Company in the manner set forth above. Such statements shall include the costs of all services supplied hereunder during the preceding calendar month, and may include estimated amounts attributable to services which Transmission Corporation anticipates it will supply during the next succeeding calendar month. All statements so tendered will be due and payable ten (10) days after receipt hereof.

	This agreement shall become effective as of July 1, 1991 and shall continue in force and effect for a term of one (1) year from said date and thereafter until terminated by either party upon sixty (60) days' written notice of termination; provided, however, that this agreement shall be subject to termination or modification at any time to the extent that its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or any rule, regulation, or order of the Securities and Exchange Commission adopted or promulgated prior or subsequent to the making of this agreement; and provided, further, that this agreement shall by subject to the approval of any state or federal regulatory body or agency the approval of which is, by the laws of said state or of the United States, a legal prerequisite to the execution, acceptance, or performance of this agreement.




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If you approve of this proposal, please indicate your acceptance by executing both copies hereof in the space provided and return one fully-executed copy to Transmission Corporation.

							Respectfully submitted,

							CNG TRANSMISSION CORPORATION


							By:  /s/ L. J. Timms, Jr.
							   ___________________________
							      L. J. Timms, Jr.
							      President


Accepted and agreed to
this 3rd day of June, 1991

CNG STORAGE SERVICE COMPANY

By:  /s/ W. A. Fox
   ________________________
      W. A. Fox
      Vice President





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												Exhibit B

CERTIFICATE

	The undersigned certifies that he is the duly designated and acting Assistant Secretary of Consolidated Natural Gas Company, a Delaware corporation ("CNG") and that:

	CNG's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended December 31, 1998 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

	The names and addresses of such state utility commissions are:

		Utilities Department
		Public Utility Commission of Ohio
		180 Broad Street
		Columbus, OH 43266-0573

Executive Secretary
		West Virginia Public Service Commission
		201 Brooks Street
		Charleston, WV 25301

		Secretary
		Pennsylvania Public Utility Commission
		North Office Building
		Commonwealth Avenue and North Street
		Harrisburg, PA 17101

		General Counsel
		Virginia State Corporation Commission
		1300 East Main Street
		10th Floor
		Richmond, VA 23219


	IN WITNESS WHEREOF, I have hereunto set my hand as of the 28th day of May, 1999.

					N. F. Chandler
					Assistant Secretary
					Consolidated Natural Gas Company